Exhibit 4.2

AMENDMENT TO STOCKHOLDER RIGHTS AGREEMENT

This Amendment to Stockholder Rights Agreement (this “Amendment”) is made effective as of the 23rd day of June, 2023. This Amendment is an amendment to the Stockholder Rights Agreement, dated as of March 7, 2023 (the “Rights Agreement”), between Sensei Biotherapeutics, Inc., a Delaware corporation (the “Company”), and American Stock Transfer & Trust Company, LLC (the “Rights Agent”). The Company and the Rights Agent are collectively referred to as the “Parties.” Capitalized terms used and not otherwise defined herein have the meanings ascribed to them in the Rights Agreement.

RECITALS

WHEREAS, the Parties entered into the Rights Agreement on March 7, 2023;

WHEREAS, on March 7, 2023, the Special Committee (the “Special Committee”) of the Board of Directors (the “Board”) of the Company authorized and declared a dividend distribution of one purchase right (a “Right”) for each outstanding share of the Company’s common stock, par value $0.0001 per share (the “Common Stock”), outstanding as of the close of business on March 17, 2023 (the “Record Date”), and authorized the issuance of one Right for each share of Common Stock issued between the Record Date and the earlier of the Distribution Date and the Expiration Date;

WHEREAS, the Special Committee has determined that it is in the best interests of the Company and its stockholders to amend the Rights Agreement to remove certain obsolete language from the Rights Agreement;

WHEREAS, pursuant to Section 27 of the Rights Agreement, prior to the occurrence of a Section 11(a)(ii) Event, the Company may in its sole discretion, and the Rights Agent shall, if the Board so directs, amend any provision of the Rights Agreement as the Board may deem necessary or desirable without the approval of any holder of Right Certificates and, upon delivery of a certificate from an appropriate officer of the Company which states that the proposed amendment is in compliance with the terms of Section 27 of the Rights Agreement;

WHEREAS, a Section 11(a)(ii) Event has not yet occurred;

WHEREAS, the Company has delivered to the Rights Agent a certificate from an appropriate officer of the Company that states that this Amendment complies with the terms of Section 27 of the Rights Agreement and has directed the Rights Agent to amend the Rights Agreement as set forth herein.

NOW THEREFORE, in consideration of the foregoing and for other good and valuable consideration, the Parties hereby agree as follows:

Section 1. Amendment to Rights Agreement.

a.	Clause (v) of the definition of “Beneficial Owner,” “Beneficially Own” and “Beneficial Ownership” is hereby deleted in its entirety.

b.	The last sentence of clause (iv) is hereby deleted and replaced in its entirety with the following:

“Such shares of Common Stock of the Company that are deemed so Beneficially Owned pursuant to the operation of this Section 1(e)(iv) shall be referred to herein as “Derivative Common Shares.”

c.

In the fifth paragraph of the Form of Summary Rights (Exhibit C of the Rights Agreement), at page C-2, the third and fourth sentences, beginning with the words “In addition, for purposes of the Rights Agreement,” are deleted in their entirety.

Section 3. Remaining Terms; Controlling Agreement. All other provisions of the Rights Agreement that are not expressly amended hereby shall continue in full force and effect. From and after the execution and delivery of this Amendment, any references to the Rights Agreement in the Rights Agreement and other agreements or instruments shall be deemed to refer to the Rights Agreement as amended pursuant to this Amendment. In the event of any conflict between the terms of this Amendment and the Rights Agreement, this Amendment shall control.

Section 4. Severability. If any term, provision, covenant or restriction of this Amendment is held by a court of competent jurisdiction or other authority to be invalid, void or unenforceable, the remainder of the terms, provisions, covenants and restrictions of this Amendment shall remain in full force and effect and shall in no way be affected, impaired or invalidated; provided, however, that, notwithstanding anything in this Amendment to the contrary, if any such term, provision, covenant or restriction is held by such court or authority to be invalid, void or unenforceable and the Board of Directors determines in its good faith judgment that severing the invalid language from this Amendment would adversely affect the purpose or effect of this Amendment, the right of redemption set forth in Section 23 the Rights Agreement shall be reinstated and shall not expire until the Close of Business on the tenth day following the date of such determination by the Board of Directors.

Section 5. Governing Law. This Amendment shall be deemed to be a contract made under the laws of the State of Delaware and for all purposes shall be governed by and construed in accordance with the laws of such state applicable to contracts to be made and performed entirely within such state.

Section 6. Descriptive Headings. Descriptive headings of the sections of this Amendment are inserted for convenience only and shall not control or affect the meaning or construction of any of the provisions hereof.

Section 7. Counterparts. This Amendment may be executed in one or more counterparts, each of which shall be deemed to be an original, but all of which shall constitute one and the same agreement.

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IN WITNESS WHEREOF, the Parties hereto have caused this Amendment to be duly executed by their respective authorized officers as of the day and year first set forth above.

SENSEI BIOTHERAPEUTICS, INC.

By:	/s/ Christopher W. Gerry
Name: Christopher W. Gerry
Title: General Counsel and Secretary

AMERICAN STOCK TRANSFER & TRUST COMPANY, LLC

By:	/s/ Steve Hoffman
Name: Steve Hoffman
Title: SVP, Relationship Director